UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

American Electric Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

025576109

(CUSIP Number)

John H. Untereker

6410 Long Drive

Houston, Texas 77087

(713) 644-8182

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 025576109	Page 2 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

J. Hoke Peacock II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see response to Items 3 and 4)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

426,674 shares of common stock
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

426,674 shares of common stock
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

426,674 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

IN

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock (“Common Stock”) of American Electric Technologies, Inc., a Florida corporation (the “Issuer”), whose principal executive offices are located at 6410 Long Drive, Houston, Texas 77087.

Item 2.	Identity and Background

(a) This Schedule 13D is filed by J. Hoke Peacock II (the “Reporting Person”).

(b) The business address of the Reporting Person is 470 Orleans Street, Beaumont, Texas 77701.

(c) The Reporting Person is a partner with the law firm of Orgain, Bell & Tucker, LLP.

(d) – (e) During the past five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

No monetary consideration was paid by the Reporting Person to the Issuer to acquire the shares of the Common Stock. The shares were acquired by the Reporting Person and by the J. H. Peacock II Trust (the “Trust”) as a result of the consummation of the merger (the “Merger”) of M & I Technologies, Inc., a Texas corporation (“M & I”) with AAT Merger Sub, Inc., a Florida corporation and a wholly-owned subsidiary of Issuer (“Merger Sub”). The Merger is more fully described in Item 4 below.

Item 4.	Purpose of Transaction

On May 15, 2007, the Issuer completed the Merger with M & I in accordance with the Agreement and Plan of Merger dated December 1, 2006, as amended on March 13, 2007 and April 3, 2007, among the Issuer, M & I and Merger Sub (as amended, the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, each outstanding share of M & I’s common stock, other than shares owned by Issuer, Merger Sub, M & I or any of its subsidiaries, or by stockholders dissenting from the Merger, was converted into the right to receive approximately 122.15 shares of the Issuer’s Common Stock. The Reporting Person is a director of M & I and held shares of M & I common stock that were converted into 1,637,315 shares of Common Stock of the Issuer pursuant to the Merger. In addition, the Trust held shares of M & I common stock that were converted into 496,056 shares of Common Stock of the Issuer pursuant to the Merger.

The consummation of the Merger resulted in a change of control of the Issuer with the former stockholders of M & I holding approximately 80% of the Issuer’s Common Stock. In connection with the Merger, five of the existing seven directors of the Issuer resigned and five members designated by M & I, including the Reporting Person, were appointed to the Issuer’s board of directors.

In connection with the Merger, the Issuer also amended its Articles of Incorporation to increase the authorized number of shares of Common Stock to 250,000,000 shares; to change its name from “American Access Technologies, Inc.” to “American Electric Technologies, Inc.”; and, to declare a 1-for-5 reverse stock split of its Common Stock which resulted in a reduction of its authorized number of shares to 50,000,000 shares. The number of shares issuable to the M & I stockholders was reduced by the 1-for-5 reverse stock split, and the number of shares beneficially owned by the Reporting Person disclosed in this Schedule 13D reflect the effect of the reverse stock split.

The foregoing description of the Merger and the Merger Agreement, as amended, is qualified in its entirety by reference to the Merger Agreement (which was filed as Exhibit 10.23 to the Issuer’s Annual Report on Form 10-KSB filed with the SEC on March 12, 2007), the First Amendment to Agreement and Plan of Merger (which was filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 19, 2007), and the Second Amendment to Agreement and Plan of Merger (which was filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 3, 2007).

Except as contemplated by the Merger Agreement or as a result of the Merger as described in this Item 4, the Reporting Person has no current plans or proposals which relate to or which would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Reporting Person may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Reporting Person may entertain discussions with, and make proposals to, the Issuer, to other stockholders of the Issuer or to third parties.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person is the record and beneficial owner of 327,463 shares of Common Stock. In addition, the Reporting Person has the sole power to direct the voting and disposition of the 99,211 shares held of record by the Trust. The 327,463 shares directly owned by the Reporting Person and the 99,211 shares owned by the Trust represent a total of 426,674 shares beneficially owned by the Reporting Person which, based on there being 7,595,267 shares of Common Stock outstanding as of May 15, 2007, constitute 5.6% of the outstanding shares of Common Stock.

(b) The Reporting Person has full voting and dispositive power over the 426,674 shares of Common Stock of the Issuer beneficially owned by him.

(c) Except as described in Item 3 and Item 4 above or elsewhere in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) No person other than the Trust as described in this Item 5 is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement, or as described in Item 4 above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description
99.1	Agreement and Plan of Merger dated December 1, 2006, by and among American Access Technologies, Inc., AAT Merger Sub, Inc. and M & I Electric Industries, Inc. (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on March 12, 2007).

99.2	Amendment dated March 13, 2007 to Agreement and Plan of Merger dated December 1, 2006 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2007).

99.3	Second Amendment dated April 3, 2007 to Agreement and Plan of Merger dated December 1, 2006 as amended by agreement dated March 13, 2007 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 3, 2007).

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2007

/s/ J. Hoke Peacock II
J. Hoke Peacock II